SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. 1)*



                       Century Communications Corp.

                             (Name of Issuer)

                           Class A Common Stock

                      (Title of Class of Securities)

                                156503104

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  1,581,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  2,101,000
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,101,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.4%


 12  TYPE OF REPORTING PERSON*

     BK


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International Limited


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom


              5   SOLE VOTING POWER

                  237,410


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  237,410
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     237,410   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.7%


 12  TYPE OF REPORTING PERSON*

     IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 1

Item 1(a)   Name of Issuer:
       Century Communications Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       50 Locust Avenue
       New Canaan, CT  06840

Item 2(a)   Name of Person(s) Filing:
       Capital Guardian Trust Company and Capital International Limited

Item 2(b)   Address of Principal Business Office:
       11100 Santa Monica Boulevard
       Los Angeles, CA  90025-3384

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Class A Common Stock

Item 2(e)   CUSIP Number:
       156503104

Item 3   The person(s) filing is(are):

       (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.

Item 4   Ownership

       The persons making this filing are affiliated entities; however, they disclaim membership in a group for all purposes other than making this joint filing.

       Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 2,101,000 shares or 6.4% of the 32,686,000 shares of Class A Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       Capital International Limited is deemed to be the beneficial owner of 237,410 shares or 0.7% of the 32,686,000 shares of Class A Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:

       1.
          Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The
          Capital Group Companies, Inc.

       2.
          Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.


Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Guardian Trust Company


        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital International Limited

        *By

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital
               Guardian Trust Company on February 8, 1999 with respect to Acclaim Entertainment, Inc.

                               AGREEMENT

                            Los Angeles, CA
                            February 8, 1999

  Capital Guardian Trust Company ("CGTC") and Capital International Limited ("CIL") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Class A Common Stock issued by Century Communications Corp.

  CGTC and CIL state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGTC and CIL are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GUARDIAN TRUST COMPANY

                 BY:              *David I. Fisher

                                   David I. Fisher, Chairman
                                   Capital Guardian Trust Company


                 CAPITAL INTERNATIONAL LIMITED

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital International Limited


*By

     Michael J. Downer
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Guardian Trust Company on February 8, 1999 with respect to Acclaim Entertainment, Inc.